

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Michael A. Doyle
Chief Financial Officer
Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, Massachusetts 02140

> **Re: Forrester Research, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 13, 2020**
> **File No. 0-21433**

Dear Mr. Doyle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott R. Chouinard, Chief Accounting Officer